Exhibit 12.2

DDR Corp.

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

(Amounts in Thousands)

	Year Ended December 31,					Quarter Ended March 31,
	2012	2013	2014	2015	2016	2016	2017
Pretax income (loss) from continuing operations	$35,166	$24,571	$26,022	$(64,024)	$62,980	$46,331	$(53,805)

Fixed charges:
Interest expense including amortization of deferred costs and capitalized interest	$236,716	$242,614	$255,744	$248,399	$220,648	$59,141	$52,225
Appropriate portion of rentals representative of the interest factor	1,405	1,338	1,278	1,151	943	274	125
Write-off of preferred share original issuance costs	5,804	5,246	1,943	—	—	—	—
Preferred Dividends	28,645	27,721	24,054	22,375	22,375	5,594	5,594

Total fixed charges	$272,570	$276,919	$283,019	$271,925	$243,966	$65,009	$57,944

Capitalized interest during the period	$(13,327)	$(8,789)	$(8,678)	$(6,672)	$(3,059)	$(1,244)	$(398)
Write-off of preferred share original issuance costs	(5,804)	(5,246)	(1,943)	—	—	—	—
Preferred Dividends	(28,645)	(27,721)	(24,054)	(22,375)	(22,375)	(5,594)	(5,594)
Amortization of capitalized interest during the period	8,722	9,015	9,304	9,526	9,628	2,392	2,410
Equity Company Adjustments	(35,250)	(6,819)	(10,989)	3,135	(15,699)	(14,421)	1,665
Equity Company Adjustments Distributed Income	13,165	15,116	10,749	8,382	8,210	1,724	1,806

Earnings before income taxes and fixed charges	$246,597	$277,046	$283,430	$199,897	$283,651	$94,197	$4,028

Ratio of earnings to combined fixed charges and preferred dividends	(a )	1.0	1.0	(b )	1.2	1.4	(c )

(a)	For the year ended December 31, 2012, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $26.0 million to achieve a coverage of 1:1. The pretax income from continuing operations for the year ended December 31, 2012, included consolidated impairment charges of $46.7 million and impairment charges of joint venture investments of $26.7 million, which together aggregated $73.4 million.

(b)	Due to the pretax loss from continuing operations for the year ended December 31, 2015, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $72.0 million to achieve a coverage of 1:1. The pretax loss from continuing operations for the year ended December 31, 2015, included consolidated impairment charges of $279.0 million and impairment charges of joint venture investments of $1.9 million, which together aggregated $280.9 million that are discussed in our Annual Report on Form 10-K for the year ended December 31, 2016.

(c)	Due to the pretax loss from continuing operations for the quarter ended March 31, 2017, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $53.9 million to achieve a coverage of 1:1. The pretax loss from continuing operations for the quarter ended March 31, 2017, included consolidated impairment charges of $22.0 million and a reserve of preferred equity interests of $76.0 million, which together aggregated $98.0 million that are discussed in our Quarterly Report on Form 10-Q for the three months ended March 31, 2017.